In respect of the purchase by PT Indosat Tbk. (“Indosat”) of 239,826,310 shares (“Shares”) in PT Tower Bersama Infrastructure Tbk. (“Tower Bersama”) (“Transaction”), we set out below the relevant information as required by Rule of the Capital Market Supervisory Agency No. X.M.1 on Disclosure Requirements for Certain Shareholders, as attached to Decision of the Chairman of the Capital Market Supervisory Agency No. Kep-82/PM/1996 dated 17 January 1996.

1. Identity

PT Indosat Tbk. (incorporated under the laws of the Republic of Indonesia)

Address: Jl. Medan Merdeka Barat No. 21 Jakarta 10110 Indonesia

2. Amount of Shares being Purchased

Indosat has purchased 239,826,310 Shares in Tower Bersama, representing 5% of the total paid-up capital of Tower Bersama, by purchasing Shares issued as a result of capital increase without pre-emptive rights by Tower Bersama pursuant to Bapepam-LK Rule No. IX.D.4. After the Transaction, Indosat holds 239,826,310 Shares of Tower Bersama, representing 5% of the total paid-up capital of Tower Bersama.

3. Purchase Price per Share

Rp2,757 per Share (Total purchase price is Rp661,201,136,670)

4. Date of Transaction

2 August 2012

5. Purpose of the Transaction

The Transaction was carried out as part of the payment that must be made by Tower Bersama relating to purchase of towers from Indosat.